August 1, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Bedo H. Kalpakian
Chairman and Chief Financial Officer
1199 West Hastings Street, 6th Floor
Vancouver, British Columbia,
Canada V6E 3T5

Re:	Las Vegas From Home.Com Entertainment Inc.
	Form 20-F for the year ended December 31, 2004
	Commission file #: 000-29718

Dear Mr. Kalpakian:

We have reviewed your July 21, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended December 31, 2004

Notes to the Financial Statements

Note 7. Equipment and Software Development, page 50

1. We note from your response to comment 3 that you have capitalized direct and indirect costs related to product enhancements for the Gaming Software and that your auditors have responded that enhancements are considered to be technologically feasible and are capitalized as such. Please note that the answer to Question 23 of the FASB Staff Implementation Guidance on Applying SFAS No 86 states that costs incurred for product enhancements are charged to expense as research and development until the technological feasibility of the enhancement has been established. We believe that only the costs related to the product enhancements that have been incurred since the product enhancement was determined to be technically feasible should be capitalized. Additionally, costs of maintenance and customer support should be expensed. Please tell us how you account for the costs incurred to bring the product enhancement to the point of technological feasibility and for routine maintenance and customer support. If any of these costs are included in capitalized software, please indicate the amount.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Bedo H. Kalpakian
Las Vegas From Home.Com Entertainment Inc.
August 1, 2005
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